

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2024

Douglas Davis
Chief Executive Officer
VisionWave Holdings, Inc.
300 Delaware Ave., Suite 210 # 301
Wilmington, DE 19801

> **Re: VisionWave Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-4**
> **Submitted October 16, 2024**
> **CIK No. 0002038439**

Dear Douglas Davis:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-4

Cover Page

1. Please revise to include Sponsor compensation disclosures and include cross-references that highlight, by prominent type or in another manner, the locations of related disclosures in the prospectus. Refer to Items 1604(a)(3) and (4) of Regulation S-K.

2. Please revise to disclose the SPAC did not receive a report, opinion, or appraisal in connection with its determination that the Business Combination is advisable. Refer to Item 1604(a)(1) of Regulation S-K.

Notice of Special Meeting of Stockholders, page 7

3.   Proposal No. 2, The Stock Issuance Proposal, refers to the issuance of up to 11.0 million shares of VisionWave common stock pursuant to the Merger Agreement, which you state on page 59 are valued at $10.00 per share. However, disclosures elsewhere refer to the issuance of 3.0 million shares of Bannix common stock, the number of which appears to be calculated based on the $30.0 million Business Combination purchase price disclosed on page F-84. Please explain this apparent inconsistency and revise disclosures throughout the filing as necessary.

Certain Defined Terms, page 14

4.   We note you define the term "Founders shares" on page 15 as the 475,000 shares acquired by Instant Fame, your Sponsor. However, elsewhere you refer to these shares as shares held by your Sponsor or similar. Additionally, on page F-50 you refer to 130,000 equity awards issued in September 2021 as Founders Shares that will vest upon the Business Combination. Please revise to differentiate between the 475,000 shares acquired by Instant Fame, your Sponsor, and the 130,000 equity awards referred to as Founders Shares in your footnotes. Ensure references throughout the filing are consistent.

5.   Your reference to "VW" in your pro forma disclosures appears to refer to VisionWave Technologies, Inc., which you refer to as the "Target" on page 4. Please revise to define VisionWave Technologies, Inc. and how it is referenced throughout the filing.

Questions and Answers about the business combination and the special meeting
Q: What equity stake will current the Company Stockholders and Target Holders hold in VisionWave..., page 23

6.   Please revise your dilution information here and on page 60 to comply with Item 1604(c) requirements.

7.   Please revise to include the references to footnotes (2), (3) and (4) to the associated line items in the table on page 24. Regarding footnote (1), explain why the Company's (i.e. Bannix's) Public Stockholders line item includes 2,020,573 shares that will be held by GBT after the Business Combination. In this regard, such shares appear to be part of the 11.0 million VisionWave common stock that will be issued to Target shareholders. Therefore, please revise to include the 2,020,573 shares in the Former Target Shareholders line item or include them in a separate line item as you have done on page 122, along with a footnote explaining what such shares represent. Similar changes should be made to the tables on page 23 and 40 and your discussion of share ownership following the closing on page 5.

Summary of the Proxy Statement/Prospectus, page 38

8.   Please revise to disclose in a tabular format the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and its promoters in connection with the de-SPAC transaction; the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and its promoters; and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Further, outside of the table,

disclose the extent to which such compensation and securities issuances has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

Accounting Treatment, page 47

9. Please address the following as it relates to your determination that the Business Combination will be accounted for as a reverse recapitalization. We refer to you ASC 805-10-55-10 through 55-15.

    - Provide support for your statement that Target will appoint the majority of the board of directors of the combined entity. In this regard, of the seven intended directors of VisionWave, it appears three of them, including the co-chairman of the board, are current officers or directors of Bannix; one is a current officer of Target; and one is the founder of VisionWave. Revise to clarify who will appoint the other two directors.

    - Provide support for your statement that Target's existing management will comprise the management of the combined entity. Further to this point, on page 94 you state that Yossi Attia, the founder of VisionWave and a wholly-owned subsidiary of Bannix, is currently an executive officer of Target. However, this fact is not disclosed elsewhere in the filing. Clarify Mr. Attia's current senior management role in Target, or otherwise revise.

    - Explain how you determined that Target is a larger entity based on historical revenues and business operations. In this regard, it appears Target has earned no revenues and has limited operations to date.

    - Revise your Accounting Treatment disclosure on pages 122 and 128 to ensure they are consistent with your disclosure here and on page 95.

The Business Combination Proposal
Background of the Business Combination, page 87

10. We note that on August 8, 2023, Bannix Acquisition Corp Entered into a Patent Acquisition Agreement with GBT Tokenize Corp, which is 50% owned by GBT Technologies Corp., which was later terminated on March 19, 2024. We further note that on March 20, 2024, "the Company entered into a Patent Purchase Agreement pursuant to which [VisionWave Technologies] agreed to acquire from Tokenize the entire right, title, and interest of certain patents and patent applications providing an intellectual property" for $30,000,000. Please revise to provide a materially complete description of the nature of the relationship between each of the parties in each of the Patent Purchase Agreements and the parties in this business combination including whether there was, or is, common ownership, directors, or managerial control, and whether each of the agreements were negotiated in an arms-length transaction. Finally, please file the valuation report identified on page F-66 as an exhibit. Refer to Item 601(B)(10) of Regulation S-K.

Negotiation Process with Potential Acquisition Targets, page 89

11.   We note your disclosure that the first email introduction occurred between representatives of Bannix and Target on January 12, 2024. However, we further note that Target was not formed until March 20, 2024. Please revise to provide a more detailed discussion of the nature of the relationship between the parties, including a detailed timeline of discussion and interactions held prior to January 12, 2024 and through formation of target and entering into the business combination agreement, as well as whether Bannix was involved in the formation of the Target. In addition, include a materially complete discussion of any potential conflicts of interest between the parties.

The Company Board's Reasons for the Approval of the Business Combination, page 91

12.   We note your disclosure that "Target also invested in a business valuation, which aligned well with the Company's expectations for deal size and growth potential." Please revise to provide a materially complete description of the valuation, and file the valuation referenced here. Refer to Item 1607 of Regulation S-K.

13.   Please revise to provide a detailed discussion of the reasons of the SPAC for the structure and timing of the de-SPAC transaction and any related financing transaction. Refer to Item 1605(b)(3) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 120

14.   Please revise your reference here to the historical audited balance sheet of VW as of June 30, 2024, as this interim balance sheet is unaudited.

15.   On page 4 and elsewhere you refer to customary closing conditions, including the satisfaction of the minimum available cash condition. Please revise to define "minimum available cash condition" in the Certain Defined Terms section. In addition, tell us how this requirement was factored into your pro forma financial statements.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024, page 128

16.   We note Bannix has $1,003,995 due to EVIE as of June 30, 2024, which appears to be due upon a business combination. Please explain why there is no pro forma adjustment for this amount, or otherwise revise.

17.   We note pro forma adjustment D reflects the exchange of Target shares into shares of VisionWave common stock. Please provide us the calculations to show how you derived the $110,000 adjustment from the historical APIC of $11,000. Also, explain why the offsetting adjustment is to common stock par value.

18.   Please provide detailed calculations that support the $3,135,477 adjustment to accumulated deficit and APIC in pro forma adjustment E. In this regard, you state you do not believe APIC should be negative and, accordingly, certain amounts are recognized in retained earnings. Please clarify what you mean by this statement and how it impacted your pro forma adjustments.

19.   We note pro forma adjustment G reflects the forgiveness of the entire due to related parties balance. Per disclosure on page F-24, it appears the promissory note with Instant Fame of $840,000, the advances from related affiliated parties of $60,560 and the expenses paid by related parties of $0 are repayable upon a business combination and "may be" forgiven if a business combination does not occur and there are insufficient funds. Further, for the remaining due to related parties items there is no indication in your disclosure that these amounts will be forgiven. As it appears you have sufficient cash under the no redemption scenario to repay these amounts, please tell us why your adjustment reflects the write-off and forgiveness of this entire balance, and revise as necessary.

20.   Please tell us why the $200,000 due to Subash Menon in pro forma adjustment I is reflected in accounts payable rather than due to related party like other amounts due to Mr. Menon.

21.   Please explain why the adjustment related to excise taxes payable in pro forma adjustment M is reflected in APIC rather than accumulated deficit.

Other Information Related to the Company
Conflicts of Interest, page 139

22.   Please revise to disclose all relevant pre-existing fiduciary or contractual obligations for each of your officers and directors. As one non-exclusive example, we note that Douglas Davis is currently the CEO and co-chair of the board for Bannix.

Business of Target, page 151

23.   We note Target does not intend to have any products for sale commercially until March 2025 at the earliest, has not recognized any revenue to date, and is still in the development and R&D phase. Additionally, we note Target will require a minimum of $3 million to fully implement its business plan. Please revise here to discuss the current status of Target's operations and business, the additional funding necessary to implement your business plan, and the anticipated timeline for production of each of Target's listed products.

24.   We note your disclosure on page F-72 that Target entered into a Memorandum of Agreement with another entity in July 2024 to collaborate on developing and manufacturing technology. Please revise here to clarify whether Target is currently a party to any other collaborative agreements and, if so, revise to disclose the other party(s), the nature of the collaboration, and whether a firm agreement or contract exists.

25.   We note your disclosure regarding "strategic partnerships in Canada and the United Arab Emigrants" and "a relationship with a leading U.S. defense contractor", as well as on page 91 that the "Target had cultivated a robust potential pipeline of customer opportunities." Please revise your disclosure to provide more detail on the stage of negotiations with these partners, the material terms of any agreements entered into, and provide balancing disclosure regarding the fact that you have not generated any revenue to date and the uncertainty that you will ever revenue from these partnerships/customers.

26. We note your disclosure that VisionWave's competitive advantage lies in its AI-driven solutions and "VisionWave Technologies is at the forefront of revolutionizing defense capabilities by integrating advanced *artificial intelligence* (AI)." Please provide a more complete description of how you intend to utilize artificial intelligence in your products and describe your current phase of development. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.

27. We note that Target does not appear to have commenced the production of any of its products. For each of the products listed, please revise your disclosure to discuss the current status of each product and the anticipated timelines or phases of development.

Manufacturing, page 152

28. We note your disclosure that you have outsourced your manufacturing capabilities. Please revise to provide a discussion of the material terms of your agreements with manufacturing facilities, any milestone payments or material financial terms, and termination provisions, Also, file the agreements as exhibits or tell us why it is not required. Refer to Items 101(h)(4) and 601(b)(10) of Regulation S-K.

Intellectual Property, page 153

29. Please revise your disclosure to discuss all your material issued or pending patents, whether owned or licensed. For each material patent or patent application, revise to disclose the following. Refer to Item 101(h)(4)(vii) of Regulation S-K.
   • the specific product or technology to which each patent relates;
   • the type of patent protection;
   • the expiration dates; and
   • applicable material jurisdictions, including any foreign jurisdiction.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Target
Liquidity and Capital Resources, page 155

30. Please revise to disclose the amount of capital and funding Target will need to operate for the next 12-months and beyond the next 12-months, and how long Target estimates it can continue to operate with current available funds. In this regard, we note your disclosure on page 53 that Target would require a minimum of $3.0 million in capital to fully implement its proposed business plan. Additionally, describe any known material trends, favorable or unfavorable, in Target's capital resources or liquidity that will result in or that are reasonably likely to result in Target's liquidity increasing or decreasing in any material way, such as the impact of this Business Combination as noted in your disclosure on page F-68. Refer to Item 303(b)(1) of Regulation S-K.

31. You state on page F-70 that VisionWave required additional funding for its ongoing operations, and the parties agreed that Tokenize would invest "an additional 10 million AVAI shares." Please explain further the intent and purpose of this transaction. Also, revise to clarify how Target intends to use the Avant Technology shares to fund its ongoing operations. In addition, explain further your statement that "VisionWave and Stanley Hills determined that 10 million AVAI shares, out of

Tokenize's 26 million shares, would suffice for this investment" and clarify how Tokenize's holdings in Avant Technology factored into this transaction. Lastly, tell us and revise as necessary to disclose whether there are any related party interests among GBT Tokenize, GBT Technologies, Avant Technologies, Bannix, VisionWave, Target and/or any management or officers of any of these entities.

Beneficial Ownership of Securities, page 166

32.   Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities identified in the beneficial ownership table.

VisionWave Management After the Business Combination, page 167

33.   We note you intend to appoint seven directors to the board of the combined entity, as permitted pursuant to Section 2.05 of the Merger Agreement. Please revise your introductory language here to reflect the appropriate number of planned directors and ensure references throughout the filing consistently refer to seven directors.

34.   Please revise Yossi Attia's biographical information to disclose the fact that he is the Founder and Chief Operating Officer of VisionWave. Also, to the extent applicable, disclose any other management positions he has held or currently holds at either the Target or Bannix.

Certain Relationships and Related Party Transactions, page 170

35.   Please revise to include definitions for "Former Sponsor," "Other Investors," and "Anchor Investors" here and/or in your Certain Defined Terms on page 14.

36.   Please revise to describe the relationship(s), if any, that Douglas Davis currently has, and/or will have, with Bannix, VisionWave and Instant Fame LLC and clearly indicate he is a related party. Also, clarify whether Mr. Davis has any current involvement with GBT Technologies, Inc. or GBT Tokenize Corp.

37.   Please revise to disclose the relationship and the nature of such relationship, if any, between Anat Attia, who controls Stanley Hills, LLC, a significant shareholder of Bannix, and Yossi Attia, VisionWave's Founder and Chief Operating Officer.

VisionWave Technologies, Inc.
Notes to Unaudited Condensed Financial Statements
Note 7. Subsequent Events, page F-72

38.   Please revise to disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1(a).

VisionWave Technologies, Inc
Notes to Consolidated Financial Statements
Note 1. Organization, page F-84

39.   Please revise to disclose the fiscal year end for VisionWave Technologies. Similar disclosure should be made for the registrant, VisionWave Holdings.

<u>General</u>

40.   We note disclosure of the current Sponsor ownership varies throughout the document. For example, on pages 8, 22, 42 and 133, the percentage and number of shares held by the Sponsor agrees to the beneficial ownership table on page 166. However, on pages 9, 34 and 80, you state the Sponsor holds 78% of the outstanding shares. In addition, the current Sponsor ownership on pages 29 and 55 is blank. Please revise throughout to consistently disclose the Sponsor's current ownership.

41.   You refer to Sponsor shares on page 5, Sponsor & Other Insiders on pages 23, 24, and 40, and Sponsor's Founders Shares on pages 51, 122, 127 and 130. Please revise to use consistent terminology throughout and ensure each term is defined in your glossary beginning on page 14. In addition, your narrative disclosure on page 5 does not reflect the same total number of shares as the other disclosures. Please revise or advise.

42.   Please describe the experience of the sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. See Item 1603(a)(3) of Regulation S-K.

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Stephen M. Fleming